SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January, 2018

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Ferroglobe Announces José María Alapont Appointed to the Board
LONDON, Jan. 24, 2018 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (the Company) is pleased to announce today that Mr. José María Alapont has been appointed as a Non-Executive Director of the Board with immediate effect.
Mr. Alapont has held a number of significant senior executive, presidential and Board roles throughout his 40-year career in leading global manufacturing businesses, including as President and Chief Executive Officer of Federal-Mogul Corporation, the automotive powertrain and safety components supplier (March 2005 – 2012), Chairman of its Board (2005 – 2007) and Board Director (until 2013). He was Chief Executive and a Board Director of Fiat Iveco, S.p.A., the leading global manufacturer of commercial trucks and other specialised vehicles from 2003 to 2005 and, prior to that, held senior roles at Ford Motor Company, Delphi Corporation and Valeo S.A.
Mr. Alapont currently serves on the Boards of Ashok Leyland Ltd; Manitowoc Inc.; Navistar Inc.; Hinduja Investments and Project Services Ltd and Hinduja Automotive Ltd. He was a member of the Davos World Economic Forum from 2000 – 2011. Mr. Alapont is Spanish and holds degrees in Industrial Engineering from the Technical School of Valencia and in Philology from the University of Valencia in Spain.
About Ferroglobe

Ferroglobe PLC is one of the world's leading suppliers of silicon metal, silicon-based specialty alloys and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company's future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as "anticipate", "believe", "could", "estimate", "expect", "forecast", "guidance", "intends", "likely", "may", "plan", "potential", "predicts", "seek", "will" and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information presently available to the Company and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company's control.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statement which are made only as of the date of this press release.

INVESTOR CONTACT:

Ferroglobe PLC
 Joe Ragan, US: +1 917 209 8581 UK: +44 (0) 7828 227 688
Chief Financial Officer
Email: jragan@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2018

FERROGLOBE PLC

by	/s/ Nick Deeming
Name: Nick Deeming
Title: Corporate Secretary